Exhibit 99.1

Progressive Waste Solutions Ltd.

MD&A for the three and six months ended June 30, 2012

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A.  We caution that the list of factors is illustrative and by no means exhaustive.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry is fragmented.  Significant consolidation and integration in both Canada and the United States (“U.S.”) has occurred and we believe that consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to landfill closures brought about by regulatory changes, stringent environmental regulation and enforcement, and higher compliance and capital costs.

Corporate Overview

As North America’s third largest full-service waste management company, based on revenues, we provide non-hazardous solid waste (“waste”) collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and in six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, operate under the Progressive Waste Solutions, IESI and WSI brands and provide vertically integrated waste collection, recycling and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia.

Our Canadian business operates under the Progressive Waste Solutions, BFI Canada and WSI brand names.  We believe we are one of Canada’s two largest waste management companies providing vertically integrated waste collection, recycling and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  Our Canadian business also provides disposal services in the province of Saskatchewan.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the three and six months ended June 30, 2012 and has been prepared with all available information up to and including July 24, 2012.  All amounts are reported in U.S. dollars, unless otherwise stated, and have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our condensed consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the three and six months ended June 30, 2011 and our consolidated financial statements for the years ended December 31, 2011 and December 31, 2010, respectively, both of which are filed on www.sec.gov and www.sedar.com.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial results with our peers.  Reporting our financial results in U.S. dollars also reduces foreign currency fluctuations in our reported amounts because our compliment of assets and operations are larger in the U.S. than they are in Canada.  However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar.  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars (“C$”) using the current rate method of accounting.  The resulting translation adjustments are included in other comprehensive income or loss.  Our consolidated Canadian dollar balance sheet is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  Translating the financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in our foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2012			2011
	Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss		Condensed Consolidated Balance Sheet	Condensed Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9833		$1.0109
March 31	$1.0009	$0.9988	$0.9988	$1.0290	$1.0142	$1.0142
June 30	$0.9813	$0.9899	$0.9943	$1.0370	$1.0334	$1.0237

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and six months ended June 30, 2012.

	Three months ended
	June 30, 2011	June 30, 2012	June 30, 2012	June 30, 2012	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$469,512	$14,238	$483,750	$(8,315)	$475,435
Operating expenses	279,504	11,984	291,488	(4,610)	286,878
Selling, general and administration	50,378	5,502	55,880	(996)	54,884
Restructuring expenses	278	(278)	—	—	—
Amortization	66,467	2,996	69,463	(1,093)	68,370
Net gain on sale of capital assets	(356)	(15)	(371)	5	(366)
Operating income	73,241	(5,951)	67,290	(1,621)	65,669
Interest on long-term debt	16,542	(2,358)	14,184	(210)	13,974
Net foreign exchange gain	(29)	29	—	—	—
Net (gain) loss on financial instruments	(429)	3,179	2,750	(33)	2,717
Other expense	609	(554)	55	(3)	52
Income before net income tax expense and net loss from equity accounted investee	56,548	(6,247)	50,301	(1,375)	48,926
Net income tax expense	19,919	1,072	20,991	(457)	20,534
Net loss from equity accounted investee	22	(7)	15	—	15
Net income	$36,607	$(7,312)	$29,295	$(918)	$28,377

Adjusted EBITDA(A)(*)	$136,443	$(1,068)	$135,375	$(2,690)	$132,685
Adjusted operating income(A)(*)	$70,332	$(4,050)	$66,282	$(1,601)	$64,681
Adjusted net income(A)(*)	$33,674	$(3,912)	$29,762	$(915)	$28,847
Free cash flow(B)(*)(**)	$65,553	$(7,776)	$57,777	$(1,241)	$56,536

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

(**)Please refer to the free cash flow section for further details.

	Six months ended
	June 30, 2011	June 30, 2012	June 30, 2012	June 30, 2012	June 30, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$892,362	$32,347	$924,709	$(10,999)	$913,710
Operating expenses	526,309	31,996	558,305	(6,086)	552,219
Selling, general and administration	108,985	6,575	115,560	(1,384)	114,176
Restructuring expenses	1,125	(1,125)	—	—	—
Amortization	129,286	4,181	133,467	(1,443)	132,024
Net gain on sale of capital assets	(1,779)	1,022	(757)	7	(750)
Operating income	128,436	(10,302)	118,134	(2,093)	116,041
Interest on long-term debt	33,060	(4,538)	28,522	(284)	28,238
Net foreign exchange (gain) loss	(32)	39	7	—	7
Net (gain) loss on financial instruments	(2,355)	4,557	2,202	(30)	2,172
Other expense	795	(686)	109	(4)	105
Income before net income tax expense and net loss from equity accounted investee	96,968	(9,674)	87,294	(1,775)	85,519
Net income tax expense	37,237	(1,598)	35,639	(585)	35,054
Net loss from equity accounted investee	26	(7)	19	—	19
Net income	$59,705	$(8,069)	$51,636	$(1,190)	$50,446

Adjusted EBITDA(A)(*)	$259,714	$(7,183)	$252,531	$(3,538)	$248,993
Adjusted operating income(A)(*)	$132,207	$(12,386)	$119,821	$(2,102)	$117,719
Adjusted net income(A)(*)	$61,903	$(7,775)	$54,128	$(1,215)	$52,913
Free cash flow(B)(*)(**)	$138,793	$(36,984)	$101,809	$(1,562)	$100,247

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

(**)Please refer to the free cash flow section for further details.

Review of Operations - For the three and six months ended June 30, 2012

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$475,435	$469,512	$5,923	$913,710	$892,362	$21,348

Canada	$198,179	$196,734	$1,445	$372,097	$368,654	$3,443
U.S. south	$195,521	$179,177	$16,344	$382,928	$347,352	$35,576
U.S. northeast	$81,735	$93,601	$(11,866)	$158,685	$176,356	$(17,671)

Gross revenue by service type

	Three months ended June 30, 2012				Three months ended June 30, 2011
	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$(*)	Canada - percentage of gross revenue	U.S.(*)	U.S. - percentage of gross revenue

Commercial	$77,544	38.8	$87,993	31.7	$74,479	39.1	$85,081	31.2
Industrial	35,756	17.9	48,932	17.6	36,677	19.2	49,693	18.2
Residential	37,961	19.0	70,592	25.5	36,195	19.0	62,202	22.8
Transfer and disposal	62,659	31.3	101,489	36.6	56,844	29.8	112,538	41.3
Recycling	8,579	4.3	8,945	3.2	10,653	5.6	6,095	2.2
Other	6,243	3.1	485	0.2	4,748	2.5	757	0.3
Gross revenues	228,742	114.4	318,436	114.8	219,596	115.2	316,366	116.0

Intercompany	(28,655)	(14.4)	(41,180)	(14.8)	(29,000)	(15.2)	(43,588)	(16.0)
Revenues	$200,087	100.0	$277,256	100.0	$190,596	100.0	$272,778	100.0

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

	Six months ended June 30, 2012				Six months ended June 30, 2011
	Canada - stated in thousands of C$	Canada - percentage of gross revenue	U.S.	U.S. - percentage of gross revenue	Canada - stated in thousands of C$(*)	Canada - percentage of gross revenue	U.S.(*)	U.S. - percentage of gross revenue

Commercial	$152,901	40.9	$175,073	32.3	$146,950	40.8	$165,492	31.6
Industrial	67,105	17.9	94,186	17.4	68,693	19.1	92,865	17.7
Residential	69,925	18.7	140,156	25.9	65,815	18.3	122,956	23.5
Transfer and disposal	110,487	29.5	194,584	35.9	101,277	28.1	209,027	39.9
Recycling	16,382	4.4	17,932	3.3	20,099	5.6	14,263	2.7
Other	10,517	2.8	1,593	0.3	9,065	2.5	1,354	0.3
Gross revenues	427,317	114.2	623,524	115.1	411,899	114.4	605,957	115.7

Intercompany	(53,100)	(14.2)	(81,911)	(15.1)	(51,790)	(14.4)	(82,249)	(15.7)
Revenues	$374,217	100.0	$541,613	100.0	$360,109	100.0	$523,708	100.0

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

Revenue growth or decline components — expressed in percentages and excluding FX

	Three months ended June 30, 2012(**)			Three months ended June 30, 2011(**)
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Core price(*)	2.7	0.9	1.6	1.9	1.2	1.5
Fuel surcharges	0.3	0.4	0.4	1.3	1.2	1.2
Recycling and other(*)	(1.1)	(1.6)	(1.4)	0.3	0.4	0.4
Total price growth (decline)	1.9	(0.3)	0.6	3.5	2.8	3.1

Volume	1.3	(2.8)	(1.1)	1.4	(0.6)	0.3
Total organic revenue growth (decline)	3.2	(3.1)	(0.5)	4.9	2.2	3.4

Acquisitions	1.8	4.7	3.5	—	10.7	6.1
Total revenue growth	5.0	1.6	3.0	4.9	12.9	9.5

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

(**)Component percentages for 2012 have been presented on a reportable revenue basis, while component percentages for 2011 have been presented on a gross revenue basis.  In addition, component percentages for 2011 have been prepared as if Waste Services, Inc.’s results for the three months ended June 30, 2010 were combined with our own.

	Six months ended June 30, 2012(**)			Six months ended June 30, 2011(**)
	Canada	U.S.	Consolidated	Canada	U.S.	Consolidated

Price
Core price(*)	2.4	0.7	1.4	2.0	1.2	1.7
Fuel surcharges	0.5	0.6	0.6	1.1	1.1	1.1
Recycling and other(*)	(1.2)	(1.7)	(1.5)	0.5	0.4	0.4
Total price growth (decline)	1.7	(0.4)	0.5	3.6	2.7	3.2

Volume	0.9	(2.1)	(0.9)	1.2	—	0.4
Total organic revenue growth (decline)	2.6	(2.5)	(0.4)	4.8	2.7	3.6

Acquisitions	1.3	5.9	4.0	1.3	10.4	6.6
Total revenue growth	3.9	3.4	3.6	6.1	13.1	10.2

Note:

(*)Prior period amounts have been adjusted to conform to the current period’s presentation.

(**)Component percentages for 2012 have been presented on a reportable revenue basis, while component percentages for 2011 have been presented on a gross revenue basis.  In addition, component percentages for 2011 have been prepared as if Waste Services, Inc.’s results for the six months ended June 30, 2010 were combined with our own.

Three months ended

On a consolidated basis, revenues grew approximately $5,900, principally on the back of acquisitions and organic growth in our U.S. south and Canadian segments.  Consolidated core pricing was up across all service lines period-to-period.  Excess disposal capacity, coupled with lower special waste volumes, in our U.S. northeast segment impacted consolidated revenue growth.  As expected, recycled commodity pricing was off prior period marks, approximately $6,400, and calculated at parity, while higher diesel fuel costs continued to be passed through as fuel surcharges which contributed positively to revenue growth.

Revenues in Canada grew approximately C$9,500 period over period.  Not unlike the first quarter of this year, core pricing increased across all service lines.  In total, volumes in Canada increased as well.  Volume gains were most prevalent at our landfills while industrial volumes were down on a comparative basis.  The softness in industrial volumes, which is concentrated in the central portion of our Canadian segment, is attributable to a more modest economic environment on a comparative basis.

Our U.S. south segment delivered revenue growth of approximately $16,300.  As in the first quarter of this year, core pricing increased across all service lines.  In total, volumes were down period-to-period.  Lower transfer station and landfill volumes, including special waste volumes, were the primary contributors to the decline and were primarily concentrated in our Florida operations.  We did however recognize solid comparative volume gains in our collection service lines.

Revenues in our U.S. northeast region fell approximately ($11,900) period-to-period.  On a comparative basis, core pricing was largely unchanged across our collection service lines, while landfill pricing fell short of the prior year mark.  However, the quarter over quarter decline in revenues is principally attributable to lower volumes and to a lesser extent lower recycled commodity pricing.  Similar to the first quarter of this year, economic softness continues to constrain available waste volumes and excess landfill capacity has created price sensitivity.  As a result, we continue to experience lower transfer station and landfill volumes, including special waste volumes in this segment, and lower landfill pricing.

Six months ended

On a consolidated basis, revenues grew approximately $21,300.  As outlined above for the three months ended, acquisitions in our U.S. south segment and Canada were the primary contributors to consolidated revenue growth year over year.  Consolidated pricing was up across all business lines, while consolidated volumes were down for the same reasons outlined above.  Recycled commodity pricing was off prior period marks while higher fuel surcharges contributed positively to comparative revenue growth.

Revenues in Canada grew approximately C$14,100 over the same year-to-date period last year.  Core pricing growth and total volume gains have been positive contributors to comparative revenue growth.  Industrial volumes have been soft in the central portion of our Canadian segment on a year over year basis, due to a more modest economic environment comparatively.

Our U.S. south segment delivered revenue growth of approximately $35,600.  Consistent with our second quarter, pricing has been strong in this segment and so have volume gains in the collection service lines, while special waste volumes were lower on a comparative basis.

Revenues in the U.S. northeast declined approximately ($17,700) year over year.  We realized volume unit gains in our collection lines, but lower transfer station and landfill volumes, including special waste volumes, continue to impact revenue growth in this segment.  As noted above for the three months ended, core pricing was down in the second quarter of this year, principally attributable to landfill pricing, and first quarter pricing was down as well.  Contributions to revenue growth from fuel surcharges and acquisitions have also been modest on a comparative basis.

Please refer to the Outlook section of this MD&A for additional discussion of the economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Operating expenses	$286,878	$279,504	$7,374	$552,219	$526,309	$25,910

Canada	$110,247	$108,823	$1,424	$205,885	$201,452	$4,433
U.S. south	$120,265	$108,828	$11,437	$236,395	$209,110	$27,285
U.S. northeast	$56,366	$61,853	$(5,487)	$109,939	$115,747	$(5,808)

Three and six months ended

Commensurate with the rise in revenues, labour, vehicle operating and transportation costs all increased comparatively on a consolidated basis for the current quarter ended June 30, 2012.  These increases are due in large part to “tuck-in” acquisitions completed in both our U.S. south and Canadian segments.  Higher diesel fuel prices also contributed to the increase in operating costs and transportation costs were up as a result of hauling special waste volumes to certain Canadian landfills.  Operating costs as a percentage of total revenues also increased by approximately 80 basis points.  Lower recycled commodity revenues, lower landfill and disposal revenues in our U.S. northeast segment, coupled with the increase in costs already mentioned, are the primary reasons for the increase in operating costs relative to consolidated revenues.  Removing fuel surcharges from revenues for both the current and comparative periods, and a like amount from operating expenses, results in a current period operating cost that represents 58.9% of revenues compared to 58.1% in the year ago period.

For the year-to-date period ended June 30, 2012, operating costs increased for the same reasons outlined above.  As a percentage of consolidated revenues, operating expenses were 60.4% for the period, compared to 59.0% in the same period a year ago, or 59.0% and 57.6%, removing the impact of fuel surcharges from operating costs.

Operating costs in Canada were 55.6% of revenues for the quarter, compared to 55.3% in the same quarter last year.  As mentioned above, higher transportation costs to haul special waste to certain Canadian landfills is one of the reasons for the increase, while lower recycled commodity pricing and higher diesel fuel costs are the others.  However, we did reduce labour costs in our Canadian segment, on a comparative basis, through the final integration, efficiency and rationalization measures we implemented in connection with our acquisition of Waste Services, Inc.’s (“WSI”) operations in 2010.  Higher labour costs from acquisitions completed in the first half of the current and last half of the prior year partially offset the benefits of these integration efficiencies.  Removing the impact of fuel surcharges applying the same approach outlined above, results in Canadian operating costs representing 53.7% of revenues compared to 53.4% in the year ago period.

For the same reasons outlined above, higher transportation costs and contributions from acquisitions partially offset labour cost savings from integration and efficiency measures on a year-to-date basis in Canada.

As a percentage of reported revenues, operating expenses in our U.S. south segment were 61.5% for the period, compared to 60.7% in the same period a year ago, or 59.9% and 59.1%, if the impact of fuel surcharges is removed.  Lower recycled commodity pricing, lower special waste volumes, coupled with the acquisition of collection businesses which impacts the mix of revenues and margins for this segment, were the primary contributors to this segment’s increase in operating costs relative to revenues.  The increase in reported operating costs is due in large part to acquisitions and higher diesel fuel costs.  The reasons for the increase in operating costs outlined for the quarter apply similarly to the year-to-date period as well.

As a percentage of revenues, operating expenses in our U.S. northeast segment increased by approximately 2.9% compared to the 66.1% achieved in the same quarter last year.  Removing the impact of fuel surcharges from the current and prior year quarters, results in operating costs representing 68.6% and 65.7%, respectively, of reported revenues.  As noted in the revenue section, this segment has been subject to pricing sensitivity and excess disposal capacity and current period margins have been adversely affected by lower comparative recycled commodity prices, less high margin landfill revenues, as a result of lower volumes, including special waste volumes, and to a lesser extent acquisitions.  Overall, operating costs declined comparatively, due in large part to lower transportation costs.  On a year-to-date basis, the same factors outlined for the three months ended contributed to both higher comparative operating costs relative to revenues and lower comparative operating costs in total.

Selling, general and administration (“SG&A”)

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$54,884	$50,378	$4,506	$114,176	$108,985	$5,191

Canada	$15,917	$15,649	$268	$31,831	$31,233	$598
U.S. south	$19,285	$17,687	$1,598	$38,884	$34,470	$4,414
U.S. northeast	$7,696	$7,614	$82	$15,693	$15,761	$(68)
Corporate	$11,986	$9,428	$2,558	$27,768	$27,521	$247

Three and six months ended

On a consolidated basis, salaries, professional fees and facility costs increased period to period.  Lower current quarter recoveries resulting from fair value movements in stock options also contributed to the increase on a comparative basis, approximately $1,100.  Higher salaries are the result of acquisitions and organic growth, wage increases and new hires.  Higher professional fees are due to several items which include higher legal and consulting costs incurred for various matters.  Higher facility costs are related principally to acquisitions.  As noted in our first quarter report, we recognized lower long-term incentive plan (“LTIP”) expenses as a result of a change to our LTIP for certain participants.  These changes allow us to recognize the expense for this component of the plan over a period of three years.  The payout of these amounts is tied to various performance measures and our Company’s share price.

On a year-to-date basis, acquisitions are the primary reason for the increase, partially offset by higher stock compensation recoveries and lower LTIP expenses.  Higher professional fees incurred to complete our goodwill test of impairment also contributed to the comparative increase year over year.

From a segment perspective, acquisitions are the primary reasons for the increase in SG&A expense in our U.S. south and Canadian segments, for both the year and the quarter.  There have been no significant changes to SG&A expenses in our U.S. northeast segment in the current and year-to-date periods ended June 30, 2012.  For the quarter and year-to-date periods, corporate SG&A expense increased comparatively.  Higher transaction and related costs and higher restricted share expense, coupled with wage increases, new hires, and higher professional and consulting fees, were partially offset by lower LTIP expense.  For the year, stock compensation expense is approximately $2,600 lower than the same period last year, but approximately $1,100 higher for the quarter due to lower current period recoveries.

On a year-to-date basis, adjusted SG&A expense is 12.3% versus 11.9% last year, expressed as a percentage of reported revenues.  The 40 basis point deterioration is consistent between the year-to-date and quarter performance measures.  We attribute much of the erosion to the weaker performance in our U.S. northeast segment, including less higher margin revenues, coupled with the impact on revenues of a decline in recycled commodity pricing.

Restructuring expenses

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$—	$278	$(278)	$—	$1,125	$(1,125)

Canada	$—	$—	$—	$—	$—	$—
U.S. south	$—	$—	$—	$—	$—	$—
U.S. northeast	$—	$—	$—	$—	$—	$—
Corporate	$—	$278	$(278)	$—	$1,125	$(1,125)

Three and six months ended

For 2011, restructuring expenses represented costs incurred to integrate WSI into our pre-existing business.  Restructuring expenses included costs incurred to integrate various operating locations, exit certain lease agreements and also included employee severance costs.  Restructuring expenses were classified as a corporate expense.

Amortization

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$68,370	$66,467	$1,903	$132,024	$129,286	$2,738

Canada	$25,567	$25,491	$76	$47,566	$49,296	$(1,730)
U.S. south	$27,529	$24,498	$3,031	$54,513	$47,978	$6,535
U.S. northeast	$14,376	$15,643	$(1,267)	$28,114	$30,406	$(2,292)
Corporate	$898	$835	$63	$1,831	$1,606	$225

Three and six months ended

For the quarter and year-to-date periods ended June 30, 2012, the increase in amortization expense, in total, is the result of higher intangible and capital asset amortization, partially offset by lower amortization expense recorded at our landfills.  The increase in intangible and capital amortization is due in large part to “tuck-in” acquisitions in our U.S. south and Canadian segments.  Fully amortized intangibles in our Canadian segment partially offset higher amortization attributable to acquisitions.  Lower landfill asset amortization is due to a combination of factors, including: lower volumes at certain landfills, which was most notable in our U.S. northeast segment, changes to amortization rates stemming from our annual rate review and recalculation, and higher current period recoveries related to cash flow revisions in estimates at certain sites compared to prior year period.

Net gain on sale of capital assets

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$(366)	$(356)	$(10)	$(750)	$(1,779)	$1,029

Canada	$(95)	$(55)	$(40)	$(260)	$(153)	$(107)
U.S.	$(271)	$(301)	$30	$(490)	$(1,626)	$1,136
Corporate	$—	$—	$—	$—	$—	$—

Three and six months ended

In the prior year periods, we disposed of certain redundant capital assets in Canada and the U.S. south.  These disposals are the primary reason for the comparative decline in year-to-date gains recognized on the sale of capital assets.  For the current quarter and year-to-date periods, we retired and disposed of certain capital assets as a matter of normal course and these disposals were not significant individually or in aggregate in either period.

Interest on long-term debt

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$13,974	$16,542	$(2,568)	$28,238	$33,060	$(4,822)

Three and six months ended

For the quarter, interest expense in Canada totaled approximately $4,800 compared to approximately $5,300 in the same period last year.  Year-to-date, interest expense in Canada was approximately $9,600 versus $10,500 for the same period a year ago.

In the U.S., we incurred interest charges of approximately $9,100 versus approximately $11,200 in the same quarter last year, and approximately $18,600 in the year-to-date period compared with approximately $22,600 last year.

We benefited from pricing amendments we completed in the third quarter of 2011 to our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) and our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”).  These pricing amendments are the primary reasons for the declines in interest expense for the quarter and the year-to-date periods.

Partially offsetting the benefit of lower borrowing rates was higher long-term debt drawings on our Canadian facility, approximately C$68,000, when compared to June 30, 2011.  Unlike Canada, our U.S. business realized a decline in total long-term debt drawings, approximately $14,700.  For Canada, funding all current and prior year dividends, funding a significant portion of the total common shares repurchased under our normal course issuer bid, coupled with acquisitions, is the root cause for the increase.  While our U.S. business has also contributed to the funding of common share purchases in the current year and has completed several acquisitions, cash generated from operating activities has outpaced these cash outflows allowing our U.S. business to repay a portion of its borrowings.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details regarding amendments to our Canadian and U.S. facilities.

Net foreign exchange (gain) loss

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$—	$(29)	$29	$7	$(32)	$39

Three and six months ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  Gains and losses are not attributable to one significant transaction or series of transactions in any period.

Net loss (gain) on financial instruments

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$2,717	$(429)	$3,146	$2,172	$(2,355)	$4,527

Three and six months ended

The primary cause of the current quarter and year-to-date period losses is due to fair value changes in certain interest rate swaps resulting from period-to-period movements in interest rates and fair value changes in fuel hedges due to movements in the price of diesel fuel.  Foreign currency exchange hedges account for the balance of the change.  We have not designated certain interest rate swaps, fuel hedges and foreign currency exchange agreements as hedges for accounting purposes.  Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments in our condensed consolidated statement of operations and comprehensive income or loss.

Other expense

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$52	$609	$(557)	$105	$795	$(690)

Three and six months ended

Other expenses include bonuses to retain a former WSI executive and in the prior period also include amounts to retain certain management that we incurred in connection with certain acquisitions completed in prior years.  For the three months ended June 30, 2011, other expenses also included the full expense of amounts we previously expected to recognize over the contractual term of service for a former executive.

Net income tax expense

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$20,534	$19,919	$615	$35,054	$37,237	$(2,183)

Three and six months ended

For both the quarter and year-to-date periods, net income tax expense in Canada increased due in large part to withholding taxes incurred on the receipt of dividends paid to Canada from our U.S. operations that were used to fund a portion of our share repurchases under our normal course issuer bid.  Acquisitions and organic growth also contributed to the increase in income subject to tax in Canada for both periods.  For the quarter ended June 30, 2012, net income tax expense in Canada was approximately $11,500 and was $19,800 for the year-to-date period ended June 30, 2012, representing a comparative increase over the prior year periods of approximately $2,200 and $2,700, respectively.  For the quarter, current income tax expense increased approximately $800, which as noted above is due in large part to withholding tax.  For the year-to-date period, current income tax expense declined by approximately $1,000 due in part to our former Vice Chairman and Chief Executive Officers’ payout from our LTIP.  An increase in withholding tax resulting from dividends received from our U.S. operations that we used to repurchase our shares partially offset this decline.  Our Canadian segment also benefited from a lower rate of tax on its income subject to tax on a comparative basis for both the quarter and year-to-date periods.  Deferred income tax recoveries were lower period over period which is due in part to the LTIP payout outlined above and lower deferred tax recoveries attributable to the accounting value of intangibles exceeding its value for tax.

For both the quarter and year, net income tax expense in our U.S. business declined.  The decline in deferred income tax expense, approximately $1,400 and $5,300, for the quarter and year, respectively, is the root cause of the decline.  Lower income subject to tax, which stems principally from the lower comparative performance of our U.S. northeast segment, is the most significant contributor to the decline in deferred taxes for both periods.  Our U.S. business also experienced slightly lower current tax expense in the quarter, but current income tax expense was marginally higher year-to-date.

Income tax expense at the combined basic rate totaled approximately $16,900 and $29,700 for the quarter and year-to-date periods ended June 30, 2012. The difference between income tax expense at the combined basic rate and income tax expense presented on our condensed consolidated statement of operations, is due principally to withholding taxes on dividends paid between Canada and the U.S., approximately $1,500 for the quarter and approximately $2,600 for the year. Tax on non-deductible expenses, approximately $1,000 and $1,200, also contributed to the differences for the quarter and year-to-date periods, respectively.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Total	$15	$22	$(7)	$19	$26	$(7)

Three and six months ended

Our net loss from our equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed applying the consolidation method.

Other Performance Measures - For the three and six months ended June 30, 2012

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide similar disclosure presented by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow (B) - cash flow approach

	Three months ended			Six months ended
	June 30			June 30
	2012 (*)	2011	Change	2012 (*)	2011	Change

Cash generated from operating activities	$122,911	$92,632	$30,279	$188,259	$147,286	$40,973

Operating and investing
Stock option (recovery) expense	(2,694)	(3,824)	1,130	(1,050)	1,520	(2,570)
Acquisition and related costs	1,082	458	624	1,370	773	597
Restructuring expenses	—	278	(278)	—	1,125	(1,125)
Other expenses	52	609	(557)	105	795	(690)
Changes in non-cash working capital items	(15,990)	19,059	(35,049)	9,753	53,692	(43,939)
Capital and landfill asset purchases	(49,673)	(44,407)	(5,266)	(99,764)	(69,816)	(29,948)
Proceeds from the sale of capital assets	848	777	71	1,567	3,450	(1,883)

Financing
Net realized foreign exchange (gain) loss	—	(29)	29	7	(32)	39
Free cash flow(B)	$56,536	$65,553	$(9,017)	$100,247	$138,793	$(38,546)

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $3,300 and $6,900, for the three and six months ended June 30, 2012, respectively.

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. credit facilities.

	Three months ended			Six months ended
	June 30			June 30
	2012 (*)	2011	Change	2012 (*)	2011	Change

Adjusted EBITDA(A)	$132,685	$136,443	$(3,758)	$248,993	$259,714	$(10,721)

Capital and landfill asset purchases	(49,673)	(44,407)	(5,266)	(99,764)	(69,816)	(29,948)
Proceeds from the sale of capital assets	848	777	71	1,567	3,450	(1,883)
Landfill closure and post-closure expenditures	(2,666)	(359)	(2,307)	(4,200)	(2,060)	(2,140)
Landfill closure and post-closure cost accretion expense	1,306	1,276	30	2,614	2,545	69
Interest on long-term debt	(13,974)	(16,542)	2,568	(28,238)	(33,060)	4,822
Non-cash interest expense	1,678	1,362	316	3,368	2,715	653
Current income tax expense	(13,668)	(12,997)	(671)	(24,093)	(24,695)	602
Free cash flow(B)	$56,536	$65,553	$(9,017)	$100,247	$138,793	$(38,546)

Note:

(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $3,300 and $6,900 for the three and six months ended June 30, 2012, respectively.

Three and six months ended

For the quarter and year-to-date periods, free cash flow(B) decreased comparatively and the single largest contributor to the declines in free cash flow(B) was higher capital and landfill asset purchases.  Current quarter purchases totaled approximately $49,700, representing an increase of approximately $5,300 over the prior period spend.  For the year, capital and landfill purchases totaled approximately $99,800, representing an increase of approximately $29,900 over the same period a year ago.  Details supporting each of these changes are outlined below in the Capital and landfill purchases section of this MD&A.  The second largest contributor to the decline in free cash flow(B) is lower adjusted EBIDTA(A) contributions.  For both the quarter and year-to-date periods, lower recycled commodity pricing, the relative performance of our U.S. northeast segment, partially offset by contributions from acquisitions and organic growth, are the primary reasons for the comparative period declines in adjusted EBITDA(A).  For the quarter, lower interest expense is due largely to lower interest rates, but this contribution to free cash flow(B) was largely offset by an increase in landfill closure and post-closure spending.  For the year-to-date period, interest expense was once again lower, but was only partially offset by the timing of the landfill closure and post-closure spend.  Additional details describing the reasons for the decline in interest on long-term debt can be found in the Review of Operations section of this MD&A.  The increase in landfill closure and post-closure spending is principally related to spending in our U.S. business and is simply a function of the timing of closure work performed at our JED landfill.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Replacement	$35,736	$33,019	$2,717	$72,110	$51,061	$21,049
Growth	13,937	11,388	2,549	27,654	18,755	8,899
Total	$49,673	$44,407	$5,266	$99,764	$69,816	$29,948

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three and six months ended

For our Canadian segment, total replacement capital and landfill spending was lower by approximately $3,500 in the quarter when compared to the same quarter last year.  Lower replacement expenditures are due in large part to the purchase of a replacement facility in Western Canada in the prior year quarter that wasn’t replicated in the current year, partially offset by the timing of vehicle and landfill heavy equipment purchases.

For the year, replacement spending in Canada is higher on a comparative basis by approximately $4,300.  Higher replacement expenditures are due largely to facility spending, coupled with the timing of vehicle and landfill heavy equipment purchases.

Replacement expenditures in our U.S. business increased approximately $6,200 and $16,700, for the quarter and year-to-date periods, respectively.  The reasons for the increases for both the quarter and the year-to-date periods are as follows:  cell development and the construction of a leachate facility at our Seneca Meadows landfill, higher cell development activities at our Bethlehem landfill and certain sites in our U.S. south segment.  In addition, the timing of landfill equipment purchases also resulted in an increase in replacement expenditures quarter over quarter and for the year-to-date period ended as well.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three and six months ended

In total, growth expenditures were up for both the quarter and year-to-date periods ended June 30, 2012.  Higher growth spending in our U.S. business is the primary cause of the increases, contributing approximately $400 to the change quarter over quarter and approximately $5,400 to the change for the year-to-date period.   The increases for both periods are due to growth expenditures for landfill infrastructure spending at our Seneca Meadows landfill and infrastructure spending and a new contract win in our U.S. south segment.

For our Canadian segment, total growth capital spending eclipsed last year’s mark.  Purchasing compressed natural gas vehicles for a new residential contract win in Western Canada, coupled with infrastructure spending, is the primary reason for the comparative quarterly increase.

For the year, growth spending in Canada was also higher on a comparative basis and the reasons for the increase are consistent with those outlined above for the three months ended.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth and internal infrastructure expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2012

Our actual and expected dividend record and payment dates, and payment amounts per share, are as follows:

Actual or expected quarterly dividends

Actual or expected record date	Actual or expected payment date	Dividend amounts per share - stated in C$
March 30, 2012	April 16, 2012	$0.14
June 29, 2012	July 16, 2012	0.14
September 28, 2012	October 15, 2012	0.14
December 31, 2012	January 15, 2013	0.14
Total		$0.56

2011

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividends

Actual record date	Actual payment date	Dividend amounts per share - stated in C$
March 31, 2011	April 15, 2011	$0.125
June 30, 2011	July 15, 2011	0.125
September 30, 2011	October 14, 2011	0.125
December 31, 2011	January 16, 2012	0.125
Total		$0.50

We expect to fund all of our 2012 dividend payments from free cash flow(B) generated by our Canadian business.  Funding all dividends from Canadian cash flows eliminates our foreign currency exchange exposure since the dividends are denominated in Canadian dollars.  We have also designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2012	Q2	Q1

Revenues
Canada	$198,179	$173,918
U.S. south	195,521	187,407
U.S. northeast	81,735	76,950
Total revenues	$475,435	$438,275
Net income	$28,377	$22,069
Net income per weighted average share, basic	$0.24	$0.19
Net income per weighted average share, diluted	$0.24	$0.19
Adjusted net income(A)	$28,847	$24,066
Adjusted net income(A) per weighted average share, basic	$0.25	$0.20
Adjusted net income(A) per weighted average share, diluted	$0.25	$0.20

2011	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$185,590	$203,350	$196,734	$171,920	$757,594
U.S. south	185,426	190,537	179,177	168,175	723,315
U.S. northeast	86,196	96,635	93,601	82,755	359,187
Total revenues	$457,212	$490,522	$469,512	$422,850	$1,840,096
Net (loss) income	$(296,188)	$40,347	$36,607	$23,098	$(196,136)
Net (loss) income per weighted average share, basic	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Net (loss) income per weighted average share, diluted	$(2.48)	$0.33	$0.30	$0.19	$(1.63)
Adjusted net income(A)	$37,995	$35,105	$33,674	$28,229	$135,003
Adjusted net income(A) per weighted average share, basic	$0.32	$0.29	$0.28	$0.23	$1.12
Adjusted net income(A) per weighted average share, diluted	$0.32	$0.29	$0.28	$0.23	$1.12

2010	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$181,584	$184,765	$117,697	$100,095	$584,141
U.S. south	158,760	162,342	93,406	87,800	502,308
U.S. northeast	89,535	89,155	88,479	76,147	343,316
Total revenues	$429,879	$436,262	$299,582	$264,042	$1,429,765
Net income	$21,683	$23,941	$19,835	$16,710	$82,169
Net income per weighted average share, basic	$0.18	$0.20	$0.21	$0.18	$0.77
Net income per weighted average share, diluted	$0.18	$0.20	$0.21	$0.18	$0.76
Adjusted net income(A)	$27,245	$32,529	$23,672	$18,989	$102,435
Adjusted net income(A) per weighted average share, basic	$0.23	$0.27	$0.25	$0.20	$0.96
Adjusted net income(A) per weighted average share, diluted	$0.22	$0.27	$0.25	$0.20	$0.95

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of these higher waste volumes also increases commensurate with the rise or fall in revenues.

Revenues

Canadian segment revenues expressed in thousands of C$

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2012			$200,087	$174,130	$374,217	$374,217
2011	$190,057	$199,290	$190,596	$169,513	$360,109	$749,456
2010	$184,734	$193,216	$121,066	$104,191	$225,257	$603,207

2012 less 2011 revenues			$9,491	$4,617	$14,108	$14,108
2011 less 2010 revenues	$5,323	$6,074	$69,530	$65,322	$134,852	$146,249

Revenues grew in the first and second quarters of 2012 compared to the marks achieved in the same periods in 2011.  Core pricing, volume and fuel surcharge improvements, coupled with acquisitions, are the primary reasons for the quarterly improvements in each period.  The decline in recycled commodity pricing that commenced in the fourth quarter of 2011 continued to impede revenue growth in the first and second quarters of 2012.

Our acquisition of WSI was the primary contributor to first and second quarter revenue growth in 2011.  The balance of the change in each of these quarters is due to organic growth and “tuck-in” acquisitions.  Excluding WSI’s contribution to first and second quarter 2011 revenues, comparative improvements are principally attributable to stronger overall pricing, volume improvements and contributions from “tuck-in” acquisitions.  Excluding the fourth quarter of 2011, we also enjoyed stronger comparative recycled commodity pricing in each comparative quarter.  Revenues for the first and second quarters of 2011 were softer than anticipated due to landfill volumes.  In the third and fourth quarters of 2011, revenues outpaced the marks set in each comparative period in the prior year, largely on the back of stronger pricing.  It should be noted, that 2010 revenues include revenues from assets and operations divested of in accordance with the Canadian Competition Bureau consent agreement.  In each quarter of 2011, the rising price of diesel fuel also contributed to the increase in Canadian segment revenues attributable to its pass through to our end customers.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be fragile and in some instances unstable, and this instability can impact certain services we offer and the revenues we generate from them.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2012			$195,521	$187,407	$382,928	$382,928
2011	$185,426	$190,537	$179,177	$168,175	$347,352	$723,315
2010	$158,760	$162,342	$93,406	$87,800	$181,206	$502,308

2012 less 2011 revenues			$16,344	$19,232	$35,576	$35,576
2011 less 2010 revenues	$26,666	$28,195	$85,771	$80,375	$166,146	$221,007

For the first and second quarters of 2012, revenues increased on a comparative basis.  Acquisitions were the largest component of this segment’s revenue growth in each period.  Revenue improvements also came from overall core pricing improvements across all service lines and from fuel surcharges.  Similar to the first quarter of 2012, our U.S. south segment recognized a decline in revenues attributable to volume contributions.  This decline is due in part to lower comparative special waste volumes, coupled with the loss of a residential collection and disposal contract.  Softer recycled commodity pricing also affected this segments performance quarter over quarter.

The acquisition of WSI was the primary contributor to the increase in comparative first and second quarter revenue growth in 2011.  “Tuck-in” acquisitions also contributed to the increase, which included Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (“Fred Weber”).  On balance, U.S. south segment revenues have generally delivered a stronger performance in each comparable quarter.  In each 2010 and 2011 quarter, comparative revenue gains are attributable to stronger overall net pricing, net volume gains, and contributions from other less notable “tuck-in” acquisitions.  We experienced some localized softness in the fourth quarter of 2011 resulting from lower soil volumes received at certain landfills in our Florida operations, but overall net volumes rose. Rising fuel prices have also contributed to this segment’s revenue growth attributable to its pass through to our end customers.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2012			$81,735	$76,950	$158,685	$158,685
2011	$86,196	$96,635	$93,601	$82,755	$176,356	$359,187
2010	$89,535	$89,155	$88,479	$76,147	$164,626	$343,316

2012 less 2011 revenues			$(11,866)	$(5,805)	$(17,671)	$(17,671)
2011 less 2010 revenues	$(3,339)	$7,480	$5,122	$6,608	$11,730	$15,871

Revenues in our U.S. northeast region declined between the first and second quarters of 2012 and the first and second quarters of 2011.  In total, our U.S. northeast segment realized volume unit gains from its collection service lines; however these gains were muted by lower transfer station and landfill volumes, including special waste volumes.  Lower comparative pricing also contributed to the comparative declines, principally attributable to lower pricing for recycled commodities.  This segment continues to be affected by economic softness, which is contributing to lower available waste volumes, and excess landfill capacity in a price sensitive environment.

Our U.S. northeast segment delivered comparative quarterly increases through 2010 and the first three quarters of 2011.  Commodity pricing played a role in this segment’s comparative 2010 quarterly performance, and pricing gains, particularly from our commercial and industrial revenue streams, also contributed to comparative growth.  For most of 2011, commodity pricing demonstrated continued resilience and we also enjoyed revenue growth as a result of acquisitions.  Overall, our first and second quarters of 2011 benefited from higher overall net pricing, however volume gains were a headwind to this segment’s growth in these periods.  The loss of a residential contract, increasing competitive pressures and economic weakness in this segment, were the primary contributors to the decline in comparative 2011 volumes in each of the first and second quarters.  In the third quarter of 2011, acquisitions bolstered revenues on a comparative basis, and, in total, volumes rebounded to support revenue growth.  However, pricing became a challenge in the third quarter.  We attributed weaker third quarter pricing to a sluggish economy and stronger competition for an aggregate customer base that is stagnate.  As we entered into the fourth quarter, revenues were helped out by acquisitions, but pricing continued to be a challenge and the decline in commodity pricing also contributed negatively.  We did not see the recovery that we had anticipated at the start of 2011 for this segment.  In the fourth quarter of the year, our inability to recover rising diesel fuel prices through fuel surcharges also constrained revenue growth on a comparative basis.

Net income or loss

	Q4	Q3	Q2	Q1	Year-to-date period total	Total
2012			$28,377	$22,069	$50,446	$50,446
2011	$(296,188)	$40,347	$36,607	$23,098	$59,705	$(196,136)
2010	$21,683	$23,941	$19,835	$16,710	$36,545	$82,169

2012 less 2011 net income or loss			$(8,230)	$(1,029)	$(9,259)	$(9,259)
2012 less 2011 net income or loss	$(317,871)	$16,406	$16,772	$6,388	$23,160	$(278,305)

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restricted share expense, restructuring expenses, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables.  Net income has also been impacted by a goodwill impairment charge and a non-recurring one-time charge for the non-renewal of an executive’s agreement.

Net income for the first and second quarters of 2012 was lower than net income posted in the first and second quarters of 2011.  While we benefited from lower interest expense in both quarters and from lower income taxes in the first quarter of the year, the weak relative performance of our U.S. northeast segment has overshadowed these benefits and the stronger comparative performances in our Canadian and U.S. south segments.  Recycled commodity pricing has also contributed to the decline in net income comparatively for both periods.

In the fourth quarter of 2011, we recognized a goodwill impairment charge and incurred a non-recurring one-time charge for the non-renewal of an executive agreement that resulted in us posting a significant net loss in the quarter.  Excluding the impact of impaired goodwill and the non-renewal of an executive agreement, operating income was higher on account of acquisitions, organic growth, lower restructuring costs and lower amortization expense.  Overall, we grew both price and volume, and significant contributions also came from acquisitions period over period.  Restructuring costs in the prior year quarter were incurred in connection with the integration of WSI’s business with our own.  For the fourth quarter of 2011, these costs declined due to the curtailment of integration activities.  Amortization declined quarter to quarter due to engineering changes for some of our landfills.  These changes led to a decline in the overall accrued obligation coupled with a decline in amortization expense.  Interest on long-term debt benefited from Canadian and U.S. facility re-pricing completed in the third quarter of 2011, partially offset by higher debt levels resulting from acquisitions and share repurchases.  Higher net income tax expense was also a drag on net income quarter-to-quarter, but is due largely to higher income subject to tax.

Net income for the first, second and third quarters of 2011, was higher than net income in each comparable period.  Higher comparative operating income was the primary contributor to higher net income, which was driven principally by the acquisition of WSI, “tuck-in” acquisitions and organic growth, and was partially offset by higher restructuring and other expenses.  Our assumption or repayment of WSI’s outstanding debt on closing is the primary contributor to higher first and second quarter 2011 and higher third and fourth quarter 2010 interest expense, which partially offset our stronger revenue and operating income performance in these periods.  Amendments to pricing on our Canadian and U.S. facilities was a contributing factor to the increase in third quarter 2011 net income relative to 2010.  Higher comparative income tax expense, resulting from stronger comparative operating results and the third quarter 2010 acquisition of WSI, was a partial offset to the stronger net income performance in each comparable period in 2010 and 2011.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take.  Additionally, non-recurring or non-operational items have also impacted net income performance quarter-to-quarter.

Net income per weighted average share, basic and diluted

Net income per weighted average share in the first quarter of 2012 was consistent with the same measure a year ago.  While net income was lower on a comparative basis, weighted average shares were also lower as a result of our share repurchases in both the current quarter and prior year.    In the second quarter of the year, our weighted average shares outstanding continued to decline as a result of our share repurchase program.  However, the performance of our U.S. northeast segment, coupled with lagging recycled commodity pricing, overshadowed organic and acquisition growth, which combined to deliver a comparative decline in net income per weighted average share.

Net income per weighted average share in the first, second and third quarters of 2011, was higher or equal to the comparable quarter.  The principal reasons for this performance is due to organic growth, the impact of FX, “tuck-in” acquisitions and our third quarter acquisition of WSI and its related impact on the last two quarters of 2010 and first two quarters of 2011.  Recognizing a goodwill impairment loss on goodwill previously recorded in our U.S. northeast segment resulted in us recognizing a significant net loss per weighted average share in the fourth quarter of 2011.  Excluding the impact of impaired goodwill, our net income per share was higher than the fourth quarter of 2010, the reasons for which are outlined above in the discussion of net income or loss.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -	Consolidated -	Canada -	U.S. -	Consolidated -
	June 30, 2012(*)	June 30, 2012(*)	June 30, 2012	December 31, 2011(*)	December 31, 2011(*)	December 31, 2011

Accounts receivable	$114,795	$98,875	$213,670	$113,636	$98,463	$212,099
Intangibles	$95,934	$145,334	$241,268	$98,796	$158,935	$257,731
Goodwill	$387,581	$406,367	$793,948	$372,596	$401,813	$774,409
Landfill development assets	$10,314	$7,656	$17,970	$8,669	$7,200	$15,869
Capital assets	$323,750	$475,741	$799,491	$300,928	$475,130	$776,058
Landfill assets	$211,476	$742,965	$954,441	$221,660	$737,132	$958,792
Working capital deficit - (current assets less current liabilities)	$6,071	$(32,640)	$(26,569)	$(1,397)	$(35,157)	$(36,554)

Note:

(*)Includes certain corporate assets and liabilities, when applicable.

Accounts receivable - June 30, 2012 versus December 31, 2011

Change - Consolidated	$1,571
Change - Canada	$1,159
Change - U.S.	$412

The increase in accounts receivable is principally attributable to our Canadian segment.  The increase in Canadian segment receivables is due to seasonality, acquisitions, the timing of payments received coupled with the timing of special waste projects.  Certain landfills in Canada received strong special waste volumes in the second quarter of 2012 which resulted in higher comparative receivables period over period.  Acquisitions completed in the first half of this year were also a contributing factor to the rise in accounts receivable.  As noted in our first quarter report, various payments due from Canadian cities we service remained unpaid at December 31, 2011, but for which payment was received in the first quarter of 2012.  The collection of these amounts was a partial offset to the increases in accounts receivable outlined above.

Our U.S. segment also realized an increase in receivables period over period.  Not unlike our Canadian segment the increase is due to seasonality, acquisitions and the timing of payments received.  In addition, our U.S. segment has been impacted by a lower sequential performance from our U.S. northeast segment that has partially offset the performance delivered by our U.S. south segment.

Intangibles - June 30, 2012 versus December 31, 2011

Change - Consolidated	$(16,463)
Change - Canada	$(2,862)
Change - U.S.	$(13,601)

In total, intangibles declined period-to-period and the decline is attributable to normal course amortization, approximately $25,800 and FX and other non-cash changes outpacing intangible asset additions, approximately $8,900.  Intangible asset amortization was approximately $18,700 in the U.S. and $7,100 in Canada, while additions were approximately $5,100 and $3,800 in the U.S. and Canada, respectively.

Goodwill - June 30, 2012 versus December 31, 2011

Change - Consolidated	$19,539
Change - Canada	$14,985
Change - U.S.	$4,554

The increase in goodwill is primarily attributable to goodwill recognized on “tuck-in” acquisitions completed in our Canadian and U.S. south segments in the year-to-date period.  FX of approximately $1,000 partially offset the increase attributable to acquisitions.

Landfill development assets - June 30, 2012 versus December 31, 2011

Change - Consolidated	$2,101
Change - Canada	$1,645
Change - U.S.	$456

Ongoing landfill development initiatives in Canada net of amounts reclassified to capital and landfill assets is the primary reason for the increase.  Landfill development assets in Canada are principally comprised of amounts incurred to develop a replacement site for our Calgary landfill.

In March 2012, we received a modification to our operating permit for the Ridge landfill and reclassed the related costs from landfill development asset to landfill assets.  In addition, we reclassified various costs related to the construction of a new natural gas plant at our Lachenaie landfill to capital assets.  In total, costs incurred in respect of the permit modification and gas plant, totaling approximately $900, were reclassified out of landfill development costs.  In our U.S. segment, continued investment in our Jacksboro landfill project, coupled with a land option at our SLD landfill are the primary reasons for the increase.

Capital assets - June 30, 2012 versus December 31, 2011

Change - Consolidated	$23,433
Change - Canada	$22,822
Change - U.S.	$611

The Canadian segment increase is due to additions, acquired capital and working capital changes, approximately $33,100, $15,700 and $1,000, respectively, which outpaced amortization and FX, approximately $26,000 and $700, respectively.

The increase in U.S. segment capital assets is due to additions and assets acquired by way of acquisition, approximately $38,200 and $6,000, respectively, eclipsing amortization and working capital changes, approximately $42,200 and $1,200, respectively.

Please refer to the Other Performance Measures — Capital and landfill purchases section of this MD&A for additional details in respect of the comparative change in current year additions.

Landfill assets - June 30, 2012 versus December 31, 2011

Change - Consolidated	$(4,351)
Change - Canada	$(10,184)
Change - U.S.	$5,833

In total, landfill assets declined period-to-period.  Total consolidated additions, approximately $28,500, were outpaced by amortization, approximately $32,200 (expressed net of amortization attributable to capitalized landfill retirement obligations).  The reclassification of landfill development assets to landfill assets and working capital changes represent the balance of the change.

In our Canadian business, landfill asset additions were approximately $2,900, while capitalized landfill retirement obligations were approximately $2,500.  Canadian segment additions represent cell or site development expenditures incurred principally at our Lachenaie landfill.  FX, approximately $300, and amortization, including the amortization of capitalized landfill retirement obligations, totaled approximately $15,700, and in total more than offset additions and capitalized landfill retirement obligations.

In the U.S., additions were principally attributable to cell development at our Seneca Meadows, Bethlehem, and JED landfills, approximately $25,600.  Amortization and working capital changes only partially offset current period additions.

Working capital deficit - June 30, 2012 versus December 31, 2011

Change - Consolidated	$9,985
Change - Canada	$7,468
Change - U.S.	$2,517

Our Canadian segment’s working capital position strengthened from a deficit position at December 31, 2011 to a positive position at June 30, 2012.  The increase is comprised of higher cash and cash equivalents, approximately $5,400, and higher accounts receivable and prepaid positions, approximately $1,200 and $1,300, respectively.  The increase in cash and cash equivalents and prepaid expenses is a function of timing, while the increase in accounts receivable is outlined above.  In total, current liabilities are largely unchanged.  However, there have been significant changes amongst the financial statement line items that comprise current liabilities.  Accounts payable, for instance, increased approximately $22,300, but this increase was fully offset by a decline in accrued charges, approximately $13,400 and a decrease in income taxes payable, approximately $9,400.  The increase in accounts payable is largely attributable to amounts due in respect of capital and landfill asset purchases which remain unpaid, including vehicles and equipment for contract wins and infrastructure and facility spending, coupled with acquisitions.  Lower accrued charges are the result of several changes period over period, which include: lower amounts due to the former Vice Chairman and Chief Executive Officer as a result of the non-renewal of his agreement, lower bonus accruals as a result of paying 2011 amounts in the first quarter of 2012 and lower LTIP accruals due to changes in the plan for certain participants.  Lower stock based compensation accruals due to fair value movements in stock options also contributed to the decline.  The decline in income taxes payable is due in large part to the timing of installment payments made in the current period compared to last and is also impacted by the comparative taxability of the Canadian business quarter over quarter.

Our U.S. business also saw an improvement in their working capital deficit.  For our U.S. operations the largest single contributor to the improvement is accounts payable, which declined approximately $7,400 period-to-period.   The decline in accounts payable is largely a function of timing.  At December 31, 2011, there were significant amounts owing in respect of capital acquired in the fourth quarter of 2011 that we paid in the first quarter of 2012 and this pace of purchasing and the related payments were not replicated at June 30, 2012.  Lower accounts payable balances were partially offset by an increase in accrued charges.  Accrued charges increased approximately $4,000, due to higher franchise and royalty fees, property taxes, acquisition and related costs, partially offset by lower payroll related accruals.  The timing and amount of waste volumes, together with the timing of payment, are the primary reasons for the increase in franchise and royalty fee accruals.  Property tax accruals are a function of timing and in the case of acquisition accruals, a function of acquisitions and acquisition prospects.  Lower bonus accruals is the result of paying 2011 amounts in the first quarter of 2012 and lower LTIP accruals due to changes in the plan for certain participants and together are the primary contributors to lower payroll related accruals.

Disclosure of outstanding share capital

	June 30, 2012
	Shares	$

Common shares	115,407	1,777,555
Restricted shares	(185)	(3,870)
Total contributed equity	115,222	1,773,685

	July 24, 2012
	Shares	$

Common shares	115,281	1,775,495
Restricted shares	(185)	(3,870)
Total contributed equity	115,096	1,771,625

Normal course issuer bid (“NCIB”)

In August 2011, we commenced a normal course issuer bid to purchase up to 4,000 of our common shares.  Daily purchases on the Toronto Stock Exchange (“TSX”) are limited to a maximum of 47.833 shares.  Once a week, we are permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.  In December 2011, we received approval from the TSX to increase the number of common shares available for repurchase under the NCIB to 7,500.  For the six months ended June 30, 2012, 2,905 common shares were purchased and cancelled at a total cost of approximately $60,500.  Since commencement of the NCIB, we have purchased 5,526 common shares for cancellation at a total cost of approximately $116,300 as of June 30, 2012.  As of July 24, 2012, an additional 126 common shares have been purchased and settled.

Changes to share capital resulting from the Company’s secondary offering

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company purchased 1,000 common shares from the underwriters in the secondary offering, at the public offering price of $23.50 per share.  The common shares purchased were cancelled and are no longer outstanding.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

No special shares are outstanding.  Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, shall have rights, privileges, restrictions and conditions which are determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations

	June 30, 2012
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years

Long-term debt (current and long-term)	$1,368,241	$1,500	$1,257,741	$—	$109,000
Interest on long-term debt(*)	146,894	20,246	65,176	6,376	55,096
Landfill closure and post-closure costs, undiscounted	636,569	8,340	28,526	17,845	581,858
Interest rate swaps	5,285	2,838	2,447	—	—
Commodity swaps	3,129	1,726	1,324	79	—
Foreign currency exchange hedges	16,100	16,100	—	—	—
Operating leases	55,001	12,030	18,130	14,087	10,754
Other long-term obligations	20,606	—	20,606	—	—
Total contractual obligations	$2,251,825	$62,780	$1,393,950	$38,387	$756,708

Note:

(*)Long-term debt attracts interest at both fixed and variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at June 30, 2012.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at June 30, 2012 are as follows:

	Available lending	Facility drawn	Letters of credit	Available capacity

Canadian long-term debt facilities - stated in C$
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$525,000	$397,000	$61,483	$66,517

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$1,122,500	$810,000	$146,843	$165,657
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(*)	$194,000	$109,000	$—	$85,000
Other	$2,769	$2,769	$—	$—

Note:

(*)IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. facilities)

At June 30, 2012, funded long-term debt to EBITDA is as follows:

	June 30, 2012		December 31, 2011
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.98	3.39	1.81	3.21
Funded debt to EBITDA maximum(*)	3.00	3.90	3.00	3.90

Note:

(*)Our U.S. long-term debt facility precludes IESI Corporation from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Canadian facility

On June 30, 2012, advances under our Canadian facility were C$397,000 and total letters of credit amounted to approximately C$61,500.  Available capacity at June 30, 2012, excluding the accordion, was approximately C$66,500 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.98 times.

Canadian facility advances increased by C$48,000 since December 31, 2011.  Acquisitions, approximately, $35,200 and a portion of the shares repurchased in the current year are the primary reasons for the increase.

In June 2012, we gave notice to our Canadian facility lenders of our interest to exercise a portion of the accordion feature available to us under our Canadian facility.  Effective July 19, 2012, total availability under the Canadian facility increased to C$595,000 from C$525,000.  The accordion feature declined by a like amount from C$125,000 to C$55,000.  All other significant terms remained unchanged.

In July 2011, we amended pricing on our Canadian facility.  Pricing on advances drawn under the facility declined by 62.5 basis points and pricing ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over Bankers’ Acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points.  Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while pricing for non-financial letters of credit decreased between 41.3 and 41.7 basis points.  All other significant terms remain unchanged.

U.S. facility

On June 30, 2012, advances under our U.S. facility were $810,000 and total letters of credit amounted to approximately $146,800.  Available capacity under the facility at June 30, 2012, excluding the accordion, was approximately $165,700 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.39 times.

The increase in U.S. facility advances since December 31, 2011 totals $9,500 and is due to acquisitions completed in the year for total consideration of approximately $13,200.

In June 2012, we gave notice to our U.S. facility lenders of our interest to exercise a portion of the accordion feature available to us under our U.S. facility.  Effective July 20, 2012, total availability under the U.S. facility increased to $1,253,600 from $1,122,500.  The accordion feature declined by a like amount from $255,000 to $123,900.  All other significant terms remained unchanged.

In July 2011, we entered into a Second Amended and Restated Senior Secured Revolving Credit Facility (the “amended U.S. facility”).  By entering into the amended U.S. facility the total commitment increased to $1,377,500, from $1,250,000.  Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has an “accordion feature” equal to $255,000.  Financial covenants remained principally unchanged.  However, the amended U.S. facility permits a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the parent company, Progressive Waste Solutions Ltd., borrow an amount no less than $150,000 and loan these borrowings to IESI.  In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times will increase to 4.4 times should IESI receive monies from parent company borrowings.  The amended U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges are not more than $10,000 under the 40% hedging requirement.  This test is performed quarterly.

Pricing declined on advances drawn under the facility by 75 basis points.  Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points.  Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels.  Standby fees declined by 12.5 basis points and range from 25 to 50 basis points.  All other significant terms remain unchanged.

Long-term debt to adjusted EBITDA(A)

Our adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is 2.61 times.

Working capital

Our consolidated working capital position at June 30, 2012 is in a deficit position of approximately $26,600.  It is common for us to operate with a working capital position in deficit.  Our treasury function actively manages the Company’s available working capital with a mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others.  While our working capital position may be in deficit, our ability to generate cash from operations is healthy.  We also view our access to funds available under our credit facilities to be sufficient in the short term to meet our working capital demands.  Please refer to the Outlook section of this MD&A for additional discussion regarding our longer term liquidity requirements.

Risks and restrictions

A portion of our two revolving credit facilities and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on BAs or LIBOR.  Certain U.S. drawings, $480,000, together with amounts drawn on our Canadian revolving facility, C$397,000, and certain amounts drawn on our IRBs, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $4,800, C$3,970 and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense incurred by our Canadian business has a direct impact on current income tax expense.  Accordingly, a C$3,970 increase in interest expense reduces current income tax expense by approximately C$1,100.  Currently, our U.S. business has losses available to shelter income otherwise subject to tax.  Accordingly, a $4,800 and $640 increase in interest expense will result in lower deferred income tax expense of approximately $2,000.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our debenture, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  Failure to comply with the terms included in any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full on or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit management’s discretion with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

Fuel hedges, interest rate swaps and foreign currency exchange agreements

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel Fuel Index	July 2009	October 2013
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
May 2011	330,000	$3.01	NYMEX Heating Oil Index	June 2012	December 2012
June 2012	150,000	$3.62	Diesel Fuel Index	January 2015	December 2015
May 2012	150,000	$3.94	Diesel Fuel Index	January 2013	December 2013
May 2012	150,000	$3.82	Diesel Fuel Index	January 2013	December 2013
June 2012	300,000	$3.74	Diesel Fuel Index	January 2013	December 2013
June 2012	62,500	$3.69	Diesel Fuel Index	November 2013	June 2014
May 2012	150,000	$3.85	Diesel Fuel Index	January 2014	December 2014
May 2012	150,000	$3.79	Diesel Fuel Index	January 2014	December 2014
June 2012	300,000	$3.73	Diesel Fuel Index	January 2014	December 2014
June 2012	150,000	$3.72	Diesel Fuel Index	January 2015	December 2015

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 2011	950,000	$0.78	NYMEX Heating Oil Index	July 2012	December 2012
May 2012	260,000	$0.61	NYMEX WTI Index	January 2013	December 2014
May 2012	260,000	$0.60	NYMEX WTI Index	January 2013	December 2014
June 2012	520,000	$0.76	NYMEX Heating Oil Index	January 2013	December 2013
June 2012	520,000	$0.57	NYMEX WTI Index	January 2014	December 2014
June 2012	520,000	$0.57	NYMEX WTI Index	January 2015	December 2015

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

September 2007	$35,000	4.89%	0.47%	October 2007	October 2012
October 2010	$160,000	1.07%	0.24%	November 2010	July 2014
March 2011	$60,000	1.61%	0.24%	April 2011	July 2014
June 2011	$30,000	1.13%	0.24%	July 2011	July 2014
October 2011	$45,000	*	*	October 2011	April 2013

Note:

(*)  This interest rate swap agreement is based on LIBOR with an interest rate cap of 3.0%.

Foreign currency exchange agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

November 2011	$4,100	1.0025	July 2012
November 2011	$4,000	1.0042	October 2012
November 2011	$4,000	1.0057	January 2013
February 2012	$4,000	0.9998	April 2013

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, suitable market conditions and maintaining our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands for our services, increased competition, a deterioration in general economic and business conditions and adverse publicity.  Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (as required by the terms of our U.S. facility), preclude us from entering into commodity swaps to hedge a portion of diesel fuel that is consumed in our operations and or preclude us from entering into foreign exchange currency agreements to hedge dividends paid between Canada and the U.S.

The following sets forth the credit ratings that we have received from rating agencies in respect of our Canadian senior secured series B debenture and our U.S. facility.

Canadian rating

On September 30, 2011, DBRS confirmed their BBB low rating on our Canadian senior secured series B debenture.

U.S. ratings

On September 30, 2011, S&P revised its rating to BB+ positive.  Moody’s rating is Ba2 stable and was updated October 12, 2011.

Cash flows

	Three months ended			Six months ended
	June 30			June 30
	2012	2011	Change	2012	2011	Change

Cash flows generated from (utilized in):

Operating activities	$122,911	$92,632	$30,279	$188,259	$147,286	$40,973
Investing activities	$(91,229)	$(123,754)	$32,525	$(149,375)	$(159,475)	$10,100
Financing activities	$(23,998)	$32,146	$(56,144)	$(34,724)	$11,156	$(45,880)

Operating activities

Three and six months ended

Cash generated from operating activities increased approximately $30,300 on the quarter and approximately $41,000 for the year-to-date period ended June 30, 2012.  Both the quarter and the year have benefited comparatively from lower non-cash working capital uses, approximately $35,000 and $43,900, respectively.  Broadly speaking, we expect working capital changes to reflect growth in our business, be it organic or acquisition.  We also expect non-cash working capital changes in the first half of the year to reflect a use of cash due to the timing of cash compensation payments made in the first quarter of the subsequent year that were accrued and unpaid at the end of the prior year.  In the prior year quarter and year-to-date periods, non-cash working capital amounts reflect significant uses of cash, which were simply higher than we would normally expect.  These uses of cash were due in large part to inflated accounts receivable balances due to the postal strike in Canada, the timing of payment receipt in the U.S. and recently completed acquisitions which also contributed to the increase in receivables.  The current quarter and year-to-date period benefits we enjoyed from lower comparative working capital uses was partially offset by lower comparative net income performances for both the quarter and year-to-date periods.  A weaker comparative performance from our U.S. northeast segment, coupled with a decline in commodity pricing, was only partially offset by lower interest expense in each period.

Investing activities

Three and six months ended

Compared to the same quarter a year ago, we invested less in acquisitions and landfill development assets, but invested more in landfill assets.  As always, the timing of acquisitions is inherently unpredictable from one period to the next and as such our investment in acquired companies reflects this variability.  Landfill development investments were lower due in large part to expenses incurred in the prior year for landfill expansions or permit modifications that we have since received.    The increase in landfill purchases is addressed in detail in the Other Performance Measures section of this MD&A.  For the year–to-date period, acquisitions are down from prior year marks, but capital and landfill investments are up significantly.  Higher capital and landfill investments were principally undertaken in the first quarter of this year and were comprised of higher infrastructure spending and cell development.

Financing activities

Three and six months ended

From a financing perspective, we borrowed less to acquire companies in the current quarter than we did in the same period last year.  We also used cash to purchase our shares under our normal course issuer bid in the current quarter.  Since we received approval for our normal course issuer bid in August of 2011, no shares were repurchased in the comparative quarter last year.  For the year-to-date period, the primary reasons for change are consistent with those outlined for the quarter.  We borrowed less to acquire companies this year compared to last, and we used more cash to purchase shares under our normal course issuer bid.

We continue to believe we have a solid ability to generate cash from operations and we expect the cash derived from operations will be sufficient to continue supporting our base operations for some time.  We don’t anticipate a change to this expectation in the near to midterm and remain confident that we can continue to borrow on our long-term debt facilities or raise capital in the equity markets as and when necessary.  As evidence of our ability to continue to borrow, we outlined in the Liquidity and Capital Resources section of this MD&A that we exercised a portion of our accordion features available to us under our Canadian and U.S. credit facilities effective July 19th and 20th, 2012, respectively.

Critical Accounting Estimates

General

Our MD&A uses information from our financial statements prepared in conformity with U.S. GAAP.  In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill and other assumptions used in our determination of impairment, deferred income taxes, accrued insurance reserves and other areas of our business that require judgment.  Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources.  Due to the inherent complexity, judgment and uncertainty in estimating certain amounts, actual amounts could differ significantly from these estimates.

We believe that we employ significant estimates in the determination of certain accounting amounts in the areas outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering cost estimates.  Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Landfill closure and post-closure costs are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure costs will increase.  Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills operation or its ability to operate as a going concern.

As landfills near the end of their active life, which is the case for our Calgary landfill, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term compared to our other landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to the following: engineering estimates for materials and labour to construct landfill capacity, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental regulation that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use.  These amounts are amortized over the period in which the landfill actively accepts waste.  Any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge to landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amounts.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, we have utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by us.  Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

In determining the fair value of our U.S. northeast reporting unit, in step one of the goodwill impairment test, we have included the expected cash flows attributable to successfully securing a long-term contact with New York City.  Should the prospects of securing a long-term contract with the city become less certain or we are not successful in the award of such contract, the fair value of our U.S. northeast reporting unit will be less than its carrying amount and we will be required to perform step two of the two step impairment test to determine the resulting impairment loss.  It is our belief that if we are not awarded the long-term contract with New York City, goodwill recorded in our U.S. northeast reporting unit will be impaired.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance.  In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical, and expected, ability to generate income subject to tax.  Should we be unable to continue generating income subject to tax, deferred tax assets resulting from unutilized loss carryforwards may not be available to us prior to their expiry.  Looking forward, we will continue to defer the use of discretionary tax deductions in periods where the expiry of loss carryforwards maybe impacted by their use with a view to maximizing our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $65,400.  Loss carryforwards available to us from our acquisition of WSI and related specifically to WSI’s U.S. operations are included in this amount.  In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

We recognize accounting expense related to landfill closure and post-closure costs and these accounting expenses are not deductible for tax on a similar basis.  This difference has resulted in a deferred tax asset.  We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site.  We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued insurance reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self insured levels.  We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments and assets and liabilities acquired in a business combination; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation, including a variety of assumptions and variables used in option pricing models; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, FASB issued amendments to change the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements.  These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS.  The amendments are applicable prospectively.  For us, this guidance was effective January 1, 2012.  This guidance did not have a significant impact on our financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In either instance, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is also required to present on the face of the financial statements adjustments for items reclassified from other comprehensive income to net income and present these adjustments with the components of net income and other comprehensive income.  In December 2011, FASB indefinitely deferred the second requirement.  The amendments are to be applied retrospectively and were effective for us on January 1, 2012.  This guidance did not have a significant impact on our financial statements.

Intangibles — Goodwill and Other: Testing Goodwill for Impairment

In September 2011, FASB issued amendments in respect of testing goodwill for impairment.  The amendment provides an entity with the option to qualitatively assess factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.  If an entity’s qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then the entity is not required to perform step one of the two-step impairment test.  However, if an entity’s assessment concludes otherwise, the entity is required to perform the first step of the two-step impairment test which requires the entity to calculate the fair value of the reporting unit and compare it to its carrying amount.  The amendments also provide the entity with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test.  An entity may resume the qualitative assessment in a subsequent period.  The amendments are effective for our annual and, if necessary, interim impairment tests performed after December 31, 2011.  This guidance did not have any impact on our financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

In January 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining fifty percent ownership interests are held by two trusts.  The brother of one of our former directors, who currently provides consulting services to our Company, serves as a trustee for both trusts.  Our former director serves as a trustee for one of the two trusts and has no economic interests in the trusts or their underlying assets.  The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Investments in which we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  The equity method of requires that we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements, which we include in our determination of net income.  In addition, our investment also reflects loans and advances, including amounts accruing thereon, our share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduces the carrying value of our investment.

In December 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

Transactions between us and our investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing us for services it provides.  In turn, we bill our customers for this service which is measured at the exchange amount.  Transactions between us and our investee only reflect our share of the transaction.  We incurred approximately $50 and $100 (2011 - $50 and $100) of charges for the three and six months ended June 30, 2012, respectively from our equity investee which are recorded to operating expenses.

A company providing transportation services to us is owned by an officer of a BFI Canada Inc. subsidiary.  Total charges of approximately $800 and $1,400 (2011 - $500 and $1,100) were incurred for the three and six months ended June 30, 2012, respectively.  Pricing for these transportation services is billed at market rates which approximates fair market value.

We lease office space that is owned by one of our directors.  The lease commenced in 2004 and has a lease term expiring in September 2014.  The cost of the lease approximates C$320 annually.

We have incurred consulting fees from one of our former directors.  For the three and six months ended June 30, 2012 these fees totaled approximately $200 and $400, respectively.  This consulting arrangement may continue on a month to month basis for a period beyond June 30, 2012.

These transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, except per weighted average share amounts, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to the Company’s shareholders.  Management is further committed to deliver a multi-pronged approach in its delivery of shareholder value, which may include some or all of the following: business growth through strategic acquisition, reinvestment in the business to drive organic growth or operating efficiencies, share repurchases and/or dividend increases.  Management’s objective is to continuously improve the business, which equates to a focus on revenue growth and effective cost management.  New market entry, existing market densification and landfill development is our business focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste.  In addition, we will continue to investigate and review alternative technologies for waste diversion, and when appropriate, invest in them.  Our strengths are founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements and stable cash flows.  We are committed to actively managing these strengths in the future.

Strategy

Increase collection density.  Operating in high density urban markets provides us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to continue our focus on growing within existing markets that support our market strategy and will pursue growth in new markets that provide similar opportunities.

Optimize asset mix to improve return on capital.  Balancing the composition of assets within our segments and operating areas allows us to execute our asset productivity strategies.  By optimizing our collection, recycling and disposal assets around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies in our U.S. northeast operations.

Generate internal growth.  We seek to leverage our market positions and asset profile to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density, we can strengthen the internalization and margin profile of our existing operations.  In addition, we intend to apply different pricing strategies, when appropriate, to adequately capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations to our disposal assets.  Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business.  We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed to operate these facilities economically.  In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in our markets.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) basis.  Our acquisition efforts are focused in markets that we believe enhance our existing operations or provide significant growth opportunities.  We have identified acquisition targets that meet our strategic criteria.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with the goal of eliminating variability in our operating results and cash flows.  However certain services and contracts make it difficult for us to recover fuel and commodity price variability.  Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

We expect to realize 2012 revenue growth in Canada which is equal to or greater than growth in Canada’s gross domestic product (“GDP”).  We expect that volume and organic growth will improve density and productivity, and we will continue to look for pricing growth in the markets we serve.  Further, we will look to maximize landfill tonnages and recover operating cost variances resulting from fluctuations in the price of diesel fuel and other costs, and we will continue our growth through strategic “tuck-in” acquisitions.

In the U.S., portions of our U.S. south operations will grow on pace with U.S. GDP growth, but we anticipate our Florida operations will fall short of the national average.  In light of the prolonged economic downturn and high levels of competition impacting operations in our U.S. northeast business, we expect the U.S. northeast to trail average GDP growth in 2012.  Not unlike our Canadian operations, we continue to execute our market focused strategies in the U.S. to influence price, volume, densification and productivity and we will continue to pass along operating cost increases and continue our growth through strategic acquisition where available.

Other

Calgary landfill

We continue to work through the regulatory and approvals process to establish a replacement site for our Calgary landfill.  We are in the process of constructing a transfer station to accommodate both internal and external wastes that would have otherwise been destined for our Calgary site should there be a delay between the closure of our existing site and the opening of a replacement site.  We anticipate incurring additional hauling costs to transport waste to our Coronation landfill or a third party site should the replacement site not become operational on or before the closure of our existing site and the annual impact could be as much as a $15,000 reduction to EBITDA(A).

Commodity pricing

Our revenues and earnings are impacted by changes in commodity prices, which principally include old corrugated cardboard (“OCC”) and other paper fibers, including newsprint, sorted office paper and mixed paper.  Other commodities we receive include wood, plastics, aluminum and metals.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  Based on current volumes, a ten dollar change in the price of OCC and paper fibers results in an approximately $7,000 change to revenues and an approximately $0.035 to $0.04 change to net income per share on an annual basis.

Foreign currency

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and income in Canada.  We provided our guidance for 2012 assuming parity between the Canadian and U.S. dollar.  If the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $7,600.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income for a similar change in FX rate, results in an approximately $1,000 decline.  Should the U.S. dollar weaken by one cent, our reported results will improve by similar amounts.

Taxation

In March 2010, the Minister of Finance of Canada announced that it intended to allow property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up.  The Minster’s announcement requires enactment before we can record the benefit for accounting purposes due to the wind-up of the trust in 2009.  If and when enacted, the benefit is expected to be in excess of C$3,000.

Our U.S. business continues to utilize its carryforward losses to offset income otherwise subject to tax.  Based on the current rate of utilization and expected performance of our U.S. business, we expect that these carryforward losses will be fully utilized as early as the second quarter of 2014.  Accordingly, current income tax expense will increase significantly as a result of the full utilization of carryforward losses.  The increase in current income tax expense in 2014 and beyond will have a significant impact on the amount of free cash flow(B) we generate and the free cash flow(B) yield we return.  We estimate that at our current level of operations on an annualized basis, current income tax expense will increase by approximately $40,000 to $45,000.

The Company’s wholly-owned Canadian holding company holds all of the issued and outstanding share capital of our U.S. business.  We have reviewed our investment in our U.S. business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after careful consideration of many factors.  Management’s stated strategy is to continue to grow through strategic acquisition and this growth will, most likely, be concentrated in the U.S.  Additionally, repatriating monies from our U.S. operations comes at a cost in the form of withholding taxes.  We have no intention of incurring withholding taxes unnecessarily, and as such we ensure that all alternatives are considered before we repatriate any monies from our U.S. business to Canada.  Applying this approach also eliminates exposure to foreign currency risk.  Our Canadian operations have the ability to generate earnings and/or draw on its credit facility to execute on this plan.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our Canadian held investment in our U.S. operations.  If, however, we are required to repatriate some portion of our U.S. operations to Canada, these monies would likely attract withholding taxes at a rate of 5%, subject to our U.S. operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

The Company’s indirectly held, but wholly-owned, U.S. holding company, WSI LLC, holds a 22.5% interest in the issued and outstanding share capital of BFI Canada Inc.  We have reviewed our investment in our Canadian business and have concluded that our investment has been permanently reinvested.  We have drawn this conclusion after considering many of the same factors outlined above that support permanent reinvestment of our Canadian held interest in our U.S. business.  Accordingly, we have not established a deferred tax asset or liability reflecting the difference between the tax and accounting values of our U.S. held investment in our Canadian operations.  If, however, we are required to repatriate some portion of our Canadian operations to the U.S., these monies would likely attract withholding taxes at a rate of 5%, subject to our Canadian operations cumulative earnings and profits position at the time of repatriation, and these taxes would be accrued and paid for at the time of repatriation.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and share repurchase targets and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets and any capital market restrictions could affect this growth.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

We commenced the purchase of our common shares under the normal course issuer bid in 2011.  It is our intention to purchase approximately $75,000 to $100,000 of our common stock in 2012.  Our intent to repurchase common shares in 2012 is subject to various factors, including but not limited to, economic and market conditions, our share price and acquisition opportunities, to name a few.  And while we can’t provide absolute assurance that we will satisfy our stated intent, we have purchased in excess of $60,000 of shares under our NCIB through June 30, 2012.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business steady state.  We intend to apply a balanced approach to the use of these cash flows for strategic acquisitions, share repurchases, dividends and debt repayment.  Long-term, it is our strategy to maintain a consolidated total debt to adjusted EBITDA(A) ratio in the range of 2.3 to 2.7 times.

Borrowing rates are at historical lows in the U.S. and at comparatively low levels in Canada.  Accordingly, if the economy strengthens, we would expect interest rates to rise.  An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the condensed consolidated statement of operations and comprehensive income or loss (“consolidated statement of operations and comprehensive income or loss”).  An increase in dividends paid or common share repurchases funded by IESI, or the inability of IESI to return capital, results in an increase in withholding taxes from foreign source income received by the Company.  In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order for us to complete and structure the transaction.  One such change resulted in our Canadian operations being partially owned by a U.S. holding company within our consolidated group of companies.  Accordingly, a per share dividend paid by the Canadian parent for the benefit of, and distribution by, Progressive Waste Solutions Ltd. to its shareholders also requires the Canadian parent to pay a like dividend to the U.S. holding company.  Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill.  On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets unamortized original cost but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros. and Fred Weber.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it is unreasonable for us to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  If we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or non-existent.  To fulfill our objective, we have entered into cash flow hedges specifically tied to a portion of our forecasted diesel fuel purchases.

We have also entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest charged on borrowings under our U.S. facility and to satisfy a condition required by that facility.  Accordingly, we have entered into cash flow hedges to fix the rate of interest on a portion of amounts borrowed on our U.S. facility.

We have designated certain commodity and interest rate swaps as cash flow hedges.  The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect.

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income or loss, interest rate swaps	$441	$(2,065)	$642	$(1,472)
Other comprehensive income or loss, commodity swaps	(2,572)	(2,915)	(2,052)	(101)
Total other comprehensive income or loss, net of income tax	$(2,131)	$(4,980)	$(1,410)	$(1,573)

We measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to net income or loss as diesel fuel is consumed.   The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is approximately $300 (December 31, 2011 — approximately $1,500).  The timing of actual amounts reclassified to net income is dependent on the movement of diesel fuel prices in the future.  We measure and record any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with our obligation to pay interest on our U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is approximately $2,300 (December 31, 2011 — approximately $2,000). However, the actual amount reclassified to net income or loss is dependent on the movement of interest rates in the future.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for OCC.  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk is equal to the fair value of cash and cash equivalents recorded on the condensed consolidated balance sheet (“consolidated balance sheet”), approximately $18,200 (December 31, 2011 — approximately $14,100).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances.  We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on accounts receivable and our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our consolidated balance sheet, approximately $213,700 (December 31, 2011 - $212,100).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for.  When accounts receivable are considered uncollectable, they are written-off against the provision.  Recoveries of amounts previously written-off are recorded to the provision while other changes are recorded to SG&A.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to deferred revenue on our consolidated balance sheet.  Accounts receivable considered impaired at June 30, 2012 are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to its financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $600 (December 31, 2011 — $800). We typically retain ownership of the containers until such time as all payments are received. Ownership of the containers is transferred to the respective city upon full receipt of payment.  We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is equal to the fair value of funded landfill post-closure costs recorded on our consolidated balance sheet, approximately $9,400 (December 31, 2011 — $9,200).  Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts.  However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity and liquidity is managed daily through our monitoring of actual and forecasted cash flows and liquidity available through our revolving credit facilities.  The treasury function is also responsible for ensuring that liquidity is available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee and maintains regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is specific to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends or share repurchases and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management decides where dividend and share repurchases are funded from and looks to fund these amounts from cash flows generated from Canadian sources whenever possible.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three and six months ended June 30, 2012, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to a U.S. holding company, we entered into four FX hedges in January 2011.  These FX hedges settled in April, July and October 2011 and January 2012.  We entered into additional FX hedges in November 2011 and February 2012 which settled or settle in April, July and October 2012 and January and April 2013.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are our long-term debt facilities.  Although our debenture, a portion of our U.S. revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

Our two revolving credit facilities and a portion of our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts could result in us having to decrease or increase our funding for this obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

We have entered into interest rate swaps as a condition of our U.S. long-term debt facility to fix a portion of our variable rate interest charge on borrowings.  The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, for a period consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material impact on these fair values.

Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  We verify the reasonableness of these quotes at each financial statement date using quotes for similar swaps from another financial institution.  In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information to derive our fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from a financial institution that trades these contracts.  We verify the reasonableness of these quotes by comparing them to the period end foreign currency exchange rate, plus a reasonable premium to market.  The four foreign currency exchange agreements outstanding at June 30, 2012 are for the exchange of between $4,000 and $4,100 quarterly.  Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is considered remote.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak worldwide economy generally results in a decline of waste volumes generated, which decreases our revenues.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During time of weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the inherent diversity of our customer base and the nature of our services, we haven’t been severely affected by downturns in the worldwide economy.  However, our U.S. northeast operations have been impacted the most by the economic downturn, but we don’t believe that this region is not able to continue as a going concern.  As outlined in the Outlook — strategy section of this MD&A, the composition of assets in this segment is not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of waste from our collected waste streams, we remain committed to participating with the city of New York in their long-term waste plan and to optimizing this segment’s asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, and this is in addition to complying with land use, environmental and other regulatory requirements.  We may also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could restrict internalization and compromise our business strategy.  To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business.  However, a failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our consolidated balance sheet and result in significant impairment charges recorded to our consolidated statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.  Please refer to the Outlook section of this MD&A for a discussion about our Calgary landfill site.

Our long-term debt facilities existing at June 30, 2012 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our debenture, term loan, revolving credit facilities and IRBs contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with the terms of any of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide absolute assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of our credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (including those required by the terms of the U.S. facility), commodity swaps for a portion of diesel fuel that is consumed in our operations or foreign currency exchange agreements.

Our Canadian senior secured series B debenture is rated BBB low by DBRS.  Our U.S. facility is rated BB+ positive by S&P and Ba2 stable by Moody’s .

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of June 30, 2012, we had total indebtedness of approximately $1,368,000.  Our degree of leverage could have important consequences, including:

•                  increasing our vulnerability to adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•                  limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

•                  place us at a disadvantage compared to our competitors that have less debt; and

•                  limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

At present, our leverage is within our acceptable target range and we don’t expect to be encumbered by it.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds.  As of December 31, 2011, we had approximately $295,500 of such bonds in place.  Closure bonds are difficult to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy depends, in part, on our ability to:

•                identify suitable businesses to buy;

•                negotiate the purchase of those businesses on acceptable terms;

•                complete the acquisitions within our expected time frame;

•                improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•                respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including higher purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions contemplates certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Our due diligence investigations may also fail to discover certain undisclosed liabilities.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered.  The lack of improvement in economic and competitive conditions in our U.S. northeast segment has resulted in us recognizing a goodwill impairment charge.  We attribute a portion of the impairment charge to the results of our Winters Bros. acquisition which has been significantly impacted by the conditions present in this segment.  While we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future, we are cognizant of the risks that it presents.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared and shares repurchased.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy may place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that requires competitive bidding by a variety of potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, these contracts may not be maintained or won in the future.  Contracts that we re-bid and successfully retain may be won at lower pricing levels, but still provide acceptable returns.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a pace that is not less than the pace of loss.  Accordingly, our organic growth has historically been positive and we expect this trend to continue.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended December 31, 2011, 57.6% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us.  Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements, in which case revenues and profitability could decline.  We have been successful at maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, we face the most significant challenge, representing a combination of soft economic conditions coupled with increasing competition.  Accordingly, we have been burdened with increasing pricing pressures for a basket of constrained volumes.  We will continue to evaluate and re-evaluate our price and volume strategies in this segment with the goal of protecting both.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are concentrated in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following twelve states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland and Illinois, as well as the District of Columbia.

We derived more than 13.8% of our revenue during 2011 and 18.8% of our revenue for 2010 from services provided in Texas, and more than 14.8% of our revenue during 2011 and 16.0% of our revenue for 2010 from services provided in New York.  With the addition of WSI in July 2010, we also derived more than 12.9% of our revenue from services provided in Florida during 2011 and more than 8.2% of our revenue for the six months ended December 31, 2010.  Accordingly, economic downturns in Texas, New York, and Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and can also impact the productivity of our collection operations.  Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry and lower the volumes of waste handled in our landfills.  We employ various strategies to combat the seasonal nature of our business where we can.  Inclement weather conditions are out of our control, but its impact is partially mitigated by the geographical diversity of our operations.  We actively participate in the local economies we operate in and are an active voice directed at various levels of government.  We will continue to be active to ensure our interests are heard and are considered.

Revenues generated under municipal contracts with New York City represented 2.7% of our consolidated revenue in 2011. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 2.7% of our consolidated revenue in 2011 and 3.4% of our consolidated revenue in 2010 to our municipal contracts with New York City.  New York City issued bids for two municipal contracts.  In February 2011 we responded to the bids and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three year term.  While the award is for the entire amount of the contract, we have lost certain volumes that were otherwise transferred to our landfills.  As with prior contracts, New York City can terminate them upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have made our proposals as requested by the City and await the City’s decision on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or not renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2011, approximately 1,800, or 25.5%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2015 and have terms ranging from three to five years, except for one which has a one-year renewal.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through “cooling off” periods, which are often followed by union initiated work stoppages, including strikes.  Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and or impose undue costs on us.  We remain confident that we can continue to successfully negotiate union contracts efficiently and without the contracts being cost prohibitive.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  We have entered into a series of fuel hedges in both Canada and the U.S. to limit our exposure to fluctuating diesel fuel prices and to reduce operating cost variability.  While we have typically been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts allow us to pass along increasing diesel fuel costs and the pass through of these costs has been most difficult in the U.S. northeast in light of current market conditions and competition for volumes.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited will, and does, allow us to stay operating cost variability.  We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process for certain recyclable materials, such as OCC, paper, including newsprint, sorted office paper and mixed paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC to limit our exposure to fluctuating OCC prices.  We believe our sources of revenues are sufficiently diversified to inherently limit our exposure to commodity price fluctuations that could have a significant impact on our revenues and earnings.  Please refer to the Outlook section of this MD&A for further discussion regarding the impact of commodity pricing on our business.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success depends on, among other things, our ability to retain the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact to our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our consolidated balance sheet, which is assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment.  Any such charges could have a material adverse effect on our results of operations.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We are not aware, nor do we have any indication, that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.  We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future.  In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  In markets where we are not able to assemble, or have yet to assemble, a vertically integrated suite of assets, we strive to obtain market influence.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem profitability and growth risk as low in our Canadian and U.S. south segments, but moderate in our U.S. northeast segment.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

•	reducing waste at the source, including recycling and composting;
•	prohibiting disposal of certain types of waste at landfills; and
•	limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•	requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and
•	prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead our landfills operating at less than capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place, which could include, but is not limited to, strategies to protect or grow market share or operating margins.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future cell closure and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill certain of our cash expenditures for closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the goodwill associated with the landfill may be subject to impairment testing.  Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption.  Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  Many of our landfills are permitted for significant periods of time, such that a change in expansion assumptions limits our exposure to change.  Accordingly, we don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We remain diligent in our review of accounting rules and regulation.  We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  While we have prepared our financial statements in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.

Risks and uncertainties related to an investment in shares

Future issuances of shares will be dilutive to existing shareholders

We are authorized to issue an unlimited number of shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors, generally without the approval of shareholders.  Existing shareholders have no pre-emptive rights in connection with such further issues.  Subject to rules of the Toronto and New York stock exchanges requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders.  Sales or issuances of substantial amounts of shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for our shares.

Shares are publicly traded, and are subject to various factors that could make share price volatile

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the shares for reasons unrelated to our performance.  The market price of shares may fluctuate based on a number of factors, including our operating performance, the public’s reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

Payment of dividends is subject to the discretion of the Board of Directors

Dividends paid by us may fluctuate.  The payment of dividends is subject to the discretion of the Board of Directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and our execution of our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission than a company incorporated in the U.S.  Accordingly, there may be less information about us than publicly available from a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses

More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer under U.S. securities laws, the majority of our shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if the majority of our shares are held by residents of the

U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition of any such financings.  While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.  In addition, various former WSI employees who held certain responsibilities for compliance with U.S. regulatory authorities have continued with the Company which we believe will limit our exposure to increasing costs.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect services of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s Board of Directors in fulfilling its oversight responsibilities in relation to the following:

•                  establish and review of safety, health and environmental policies, standards, accountability and programs;

•                  manage and oversee the implementation of compliance systems;

•                  monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                  receive audit results and updates from management with respect to health, safety and environmental performance;

•                  review the annual budget for safety, health and environmental operations;

•                  commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                  matters customarily performed by the committee; and

•                  addressing any additional matters delegated to the committee by the Company’s Board of Directors.

The committee consists of no less than three directors.  Its members and its Chair will be appointed annually by the Board of Directors, on the recommendation of the governance and nominating committee.

The Board of Directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the Board of Directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•                  to review and recommend to the Board of Directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•                  to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the Board of Directors on the status of such matters;

•                  to review such other environmental matters as the committee may consider suitable or the Board of Directors may specifically direct.

The committee will regularly report to the Board of Directors on:

•                  compliance with safety, health and environmental policies;

•                  the effectiveness of safety, health and environmental policies; and

•                  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the Board of Directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies.  Policy owners are identified and referenced in the policy itself and will drive the input to their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or Board of Directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats.  A printed copy of all policies is made available and maintained at each location.  As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s).

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to internal audit.  The internal audit department will review the request and present it to the relevant policy owner for evaluation.  An inventory of existing policies is maintained on our Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills.  For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended.  If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us.  The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.  Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste.  Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.  In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill.  Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these provinces.  While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety.  These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Our compliance with these regulatory requirements is costly.  We may be required to enhance, supplement or replace equipment and or facilities.  If we are unable to comply with these regulatory requirements, we could be required to close certain facilities.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible.  We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution.  If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater.  Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment.   The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

For the three and six months ended June 30, 2012, there have been no changes to the Company’s internal control over financial reporting that had, or are reasonably likely to have, a material affect on its internal controls over financial reporting.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and a non-recurring one-time

charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment — as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B).

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income or loss and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented below.

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011

Operating income	$65,669	$73,241	$116,041	$128,436
Transaction and related costs - SG&A	1,082	$458	1,370	773
Fair value movements in stock options - SG&A	(2,694)	$(3,824)	(1,050)	1,520
Restricted share expense - SG&A	624	$179	1,358	353
Restructuring expenses	—	278	—	1,125
Adjusted operating income	64,681	70,332	117,719	132,207
Net gain on sale of capital assets	(366)	(356)	(750)	(1,779)
Amortization	68,370	66,467	132,024	129,286
Adjusted EBITDA	$132,685	$136,443	$248,993	$259,714

Net income	$28,377	$36,607	$50,446	$59,705
Transaction and related costs - SG&A	1,082	458	1,370	773
Fair value movements in stock options - SG&A	(2,694)	(3,824)	(1,050)	1,520
Restricted share expense - SG&A	624	179	1,358	353
Restructuring expenses	—	278	—	1,125
Net loss (gain) on financial instruments	2,717	(429)	2,172	(2,355)
Other expenses	52	609	105	795
Net income tax expense or (recovery)	(1,311)	(204)	(1,488)	(13)
Adjusted net income	$28,847	$33,674	$52,913	$61,903

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.